Exhibit 99.1

São Paulo, May 12, 2022 – Vasta Platform Limited (NASDAQ: VSTA) – “Vasta” or the “Company,” announces today its financial and operating results for the first quarter of 2022 (1Q22) ended March 31, 2022. Financial results are expressed in Brazilian Reais and are presented in accordance with International Financial Reporting Standards (IFRS).

HIGHLIGHTS

Net revenue increased 36% year-on-year in the first quarter of 2022 (1Q22), to R$381 million, exceeding the R$370 million guidance.

Subscription revenue grew 37% in 1Q22, driven by the recognition of 2022 ACV, or 48% excluding textbook subscription products (“PAR”). The 2022 ACV has had a superior quality in sources of revenue, as Vasta managed to increase growth in its premium brands and to initiate the migration from PAR to digital subscription products (Textbook as a Service Platform), aligned with the company’s strategy.

In the 2022 cycle to date (4Q21 and 1Q22), subscription revenue grew 29%, or 41%, excluding PAR. The different seasonality of new brands (Eleva and Mackenzie) is leading to a less concentrated distribution of subscription revenue along the 2022 cycle when compared to previous cycles. In 2Q22, we expect ACV recognition to range between 16% to 18%, and our accumulated subscription revenue growth should gradually converge to the 2022 ACV growth of 35% by 3Q22.

Adjusted EBITDA more than doubled in 1Q22, due to operating leverage gains, cost savings and better sales mix with the growth of subscription products and the contribution of Eleva. In the 2022 cycle to date, adjusted EBITDA grew 41%, with a margin increase of 450 bps.

Adjusted net profit increased to R$51 million in 1Q22, from R$21 million in 1Q21, due to the growth in operating profit. In the 2022 cycle to date, adjusted net profit increased 4%, as the increased operating profit was partly offset by the higher financial leverage and interest rates.

Operating cash flow (OCF) totaled R$13 million in 1Q22, impacted by the early payment of royalties to content providers. On a normalized basis, the OCF was a positive R$33 million, an improvement compared to 1Q21 figures, which remained close to zero.

According to the results released in early 2022, Vasta’s brands maintained the leadership in the number of approvals in the admission tests of Brazil’s best universities (according to The Higher Education ranking).

On April 28, 2022, Vasta issued its first Sustainability Report, elaborated according to GRI standards, SASB guidelines and aligned with IBC Stakeholder Capitalism Metrics and World Economic Forum (WEF) guidelines.

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MESSAGE FROM MANAGEMENT

This quarter has a special meaning for us. Vasta 1Q22 results confirm that the worst of the Covid-19 pandemic’s impact is behind us: net revenue increased 36% year-on-year (and 29% in the 2022 cycle to date), driven by (i) the 35% growth in 2022 ACV, which we expect to be fully captured within the 2022 cycle; and (ii) the stabilization in non-subscription revenue (up 1% in the cycle to date). After a long period of results being hit by the Covid-19 pandemic, numbers finally attest that the business is back to normal, with predictability and recurrence among its most important attributes. In addition, the quality of our sales improved in the 2022 cycle, with a greater share of sales from premium and digital products in the mix. Subscription revenue represented 87.4% of total net revenue in the 2022 sales cycle, compared to 84.4% in the same period of the previous cycle.

Another key aspect of the quarter is the repositioning of Vasta’s profitability. Our operating margins returned to levels that we believe to be more aligned with the company’s potential. In the 2022 cycle to date, the adjusted EBITDA margin grew 450 bps, to 38.7%, the highest margin for this period in recent periods. Although much of this result came from the normalization of the business and a sales mix of superior quality, it came with certain efforts: we conducted a workforce optimization in December 2021 and reinforced our budgetary discipline. These actions are also paramount to navigating the challenging macroeconomic scenario ahead of us.

But more important than the improvement in our operating results is the success of our students, which is our real purpose. According to the results released in early 2022, Vasta’s brands maintained the leadership in the number of approvals in the admission tests of Brazil’s best universities (according to The Higher Education ranking). The performance of our premium brands was particularly noticeable in Medicine, the most competitive career in the country. Our top-of-mind brand Anglo expanded its leadership in admissions for Medicine at the University of São Paulo (USP), with an increase of 64% in admitted students compared to 2021. The top performance at Brazil’s best universities is among the key attributes considered by K-12 schools when choosing a content partner.

Reinforcing our commitment with the highest ESG standards, Vasta released its first Sustainability Report on April 28, 2022. The publication increases awareness around the work we do, reinforcing the bonds of trust forged with our partners, employees, customers, investors and other stakeholders. Our Sustainability Report is aligned with the guidelines of the Global Reporting Initiative (GRI), and incorporates indicators from the Sustainability Accounting Standards Board (SASB) and recommendations from the World Economic Forum (WEF) publication Stakeholder Capitalism Metrics. The report is available in Vasta’s website and can be accessed here.

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OPERATING PERFORMANCE

Student base – subscription models

	2022	2021	% Y/Y
Partner schools - Core content	5,274	4,508	18.7%
Partner schools - Complementary solutions	1,304	1,114	16.8%
Students - Core content	1,589,224	1,335,152	15.4%
Students - Complementary content	372,559	307,941	30.0%

Note: Students enrolled in partner schools.

As we conclude the period of return of collections, we update the number of partner schools and enrolled students for the 2022 cycle. The company added 766 new partners schools compared to the 2021 cycle, serving nearly 1.6 million students with core content solutions. The partners school base of complementary solutions increased by 187 new schools, growing 30% in the number of students served compared to the previous cycle.

FINANCIAL PERFORMANCE

Net revenue

Values in R$ '000	1Q22	1Q21	% Y/Y	2022 Cycle	2021 Cycle	% Y/Y
Subscription	333,781	243,371	37.1%	680,624	527,221	29.1%
Subscription ex-PAR	296,713	201,120	47.5%	577,597	410,528	40.7%
Traditional learning systems	251,148	169,138	48.5%	474,299	350,463	35.3%
Complementary solutions	45,565	31,982	42.5%	103,298	60,065	72.0%
PAR	37,067	42,251	-12.3%	103,027	116,693	-11.7%
Non-subscription	46,801	37,461	24.9%	98,217	97,173	1.1%
Total net revenue	380,581	280,832	35.5%	778,840	624,394	24.7%

% ACV	33.4%	32.8%	0.5	68.1%	71.1%	-3.1
% Subscription	87.7%	86.7%	1.0	87.4%	84.4%	3.0

In 1Q22, net revenue increased 36% year-on-year, to R$ 381 million, which exceeded the $370 million guidance. Excluding Eleva, net revenue grew 28% year-on-year.

Subscription revenue grew 37% in 1Q22, driven by the recognition of 2022 ACV (33.4% of total), or 48% excluding PAR. The 2022 ACV has showed a superior quality in sources of revenue, as Vasta managed to increase growth in our premium brands and to initiate the migration from PAR to digital subscription products (Textbook as a Service Platform), aligned with the company’s strategy. In 1Q22, Vasta recognized 33.4% of the ACV, compared to 32.8% in the same period of last year.

In the cycle to date (4Q21 and 1Q22), subscription revenue grew 29%, or 41% excluding PAR. In the period, it represented 68.1% of 2022 ACV, versus 71.1% in the same period of the 2021 cycle. The different seasonality of new

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brands (Eleva and Mackenzie) is leading to a less concentrated distribution of subscription revenue along the 2022 cycle when compared to previous cycles. In 2Q22, we expect ACV recognition to range between 16% to 18%, and our accumulated subscription revenue growth should gradually converge to the ACV growth of 35% by 3Q22.

EBITDA

Values in R$ '000	1Q22	1Q21	% Y/Y	2022 Cycle	2021 Cycle	% Y/Y
Net revenue	380,581	280,832	35.5%	778,841	624,394	24.7%
Cost of goods sold and services	(129,237)	(113,982)	13.4%	(265,156)	(214,000)	23.9%
General and administrative expenses	(126,088)	(109,876)	14.8%	(252,159)	(250,475)	0.7%
Commercial expenses	(47,933)	(49,509)	-3.2%	(93,332)	(98,241)	-5.0%
Other operating income, net	933	2,467	-62.2%	4,286	3,813	12.4%
Impairment on trade receivables	(8,896)	(2,609)	241.0%	(19,624)	(14,920)	31.5%
Profit before financial income and taxes	69,360	7,323	847.2%	152,856	50,571	202.3%
(+) Depreciation and amortization	64,287	48,585	32.3%	125,951	93,539	34.7%
EBITDA	133,647	55,908	139.0%	278,807	144,110	93.5%
EBITDA margin	35.1%	19.9%	15.2	35.8%	23.1%	12.7
(+) Layoffs related to internal restructuring	1,459	4,936	-70.4%	10,871	4,936	120.2%
(+) IPO-related expenses	-	-	0.0%	-	50,580	-100.0%
(+) Share-based compensation plan	5,904	6,544	-9.8%	12,023	14,447	-16.8%
Adjusted EBITDA	141,011	67,388	109.3%	301,700	214,073	40.9%
Adjusted EBITDA margin	37.1%	24.0%	13.1	38.7%	34.3%	4.5

Note: n.m.: not meaningful

Adjusted EBITDA more than doubled in the quarter compared to 1Q21, reaching R$141 million, due to operating leverage gains, cost savings and better sales mix with the growth of subscription products and the contribution of Eleva. In the 2022 cycle to date, Adjusted EBITDA grew 41%, with a margin increase of 450 bps.

In proportion to net revenue, gross margin grew 660 bps in the quarter (from 59.4% to 66.0%), while commercial expenses and adjusted cash G&A expenses were down 500 bps and 280 bps, respectively. The impairment on trade receivables increased 140 bps in the quarter, reflecting increased provisions adopted in the second half of 2021. As a result, adjusted EBITDA margin grew from 24.0% in 1Q21 to 37.1% in 1Q22.

(%) Net Revenue	1Q22	1Q21	Y/Y (p.p.)	2022 Cycle	2021 Cycle	Y/Y (p.p.)
Gross margin	66.0%	59.4%	6.6	66.0%	65.7%	0.2
Adjusted cash G&A expenses(1)	-14.1%	-16.9%	2.8	-12.7%	-13.3%	0.6
Commercial expenses	-12.6%	-17.6%	5.0	-12.0%	-15.7%	3.8
Impairment on trade receivables	-2.3%	-0.9%	(1.4)	-2.5%	-2.4%	(0.1)
Adjusted EBITDA margin	37.1%	24.0%	13.1	38.7%	34.3%	4.5

(1) Sum of general and administrative expenses and other operating income, less: depreciation and amortization, non-recurring expenses, IPO-related expenses, and share-based compensation plan.

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Net profit (loss)

Values in R$ '000	1Q22	1Q21	% Y/Y	2022 Cycle	2021 Cycle	% Y/Y
Net profit (loss)	20,190	(5,517)	n.m.	39,970	16,732	138.9%
(+) Layoffs related to internal restructuring	1,459	4,936	-70.4%	10,871	4,936	120.2%
(+) Share-based compensation plan	5,904	6,544	-9.8%	12,023	14,447	-16.8%
(+) IPO-related expenses	-	-	n.m.	-	50,580	n.m.
(+) Amortization of intangible assets(1)	38,693	28,300	36.7%	74,649	56,590	31.9%
(-) Tax shield(2)	(15,659)	(13,525)	15.8%	(33,165)	(43,028)	-22.9%
Adjusted net profit (loss)	50,587	20,738	143.9%	104,349	100,257	4.1%
Adjusted net margin	13.3%	7.4%	5.9	13.4%	16.1%	(2.7)

(1) From business combinations. (2) Tax shield (34%) generated by the expenses that are being deducted as net (loss) profit adjustments. Note: n.m.: not meaningful

In the first quarter, adjusted net profit increased to R$51 million, from R$21 million in 1Q21, due to the growth in operating profit. In the 2022 cycle to date, adjusted net profit increased 4%, as the increased operating profit was partly offset by the higher financial leverage and interest rates.

Accounts receivable and PDA

Values in R$ '000	1Q22	1Q21	% Y/Y	4Q21	% Q/Q
Gross accounts receivable	628,771	517,478	21.5%	552,014	13.9%
Provision for doubtful accounts (PDA)	(52,383)	(30,986)	69.1%	(46,500)	12.7%
Coverage index	8.3%	6.0%	2.3	8.4%	(0.1)
Net accounts receivable	576,388	486,492	18.5%	505,514	14.0%
Average days of accounts receivable(1)	198	198	0	190	8

(1) Balance of net accounts receivable divided by the last-twelve-month net revenue, multiplied by 360.

The increase in the net accounts receivable in 1Q22 arose from the growth in collected revenue, which was partly offset by the higher coverage of PDA. Since the beginning of the pandemic, our approach to credit issues faced by our school partners has been to extend payment terms instead of granting discounts, pressuring the PDA level due to aging of the accounts receivable portfolio. With the return of school activities in 2022, we expect a gradual normalization in payment cycles for the years to come. The average payment time of our accounts receivable portfolio was 198 days in the 1Q22, the same level as of 1Q21. By adding Eleva’s last-twelve-month (“LTM”) net revenue, the average time decreases to 188 days.

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Operating cash flow

Values in R$ '000	1Q22	1Q21	% Y/Y	2022 Cycle	2021 Cycle	% Y/Y
Cash from operating activities(1)	76,855	71,853	7.0%	39,484	(15,662)	n.m.
(-) Income tax and social contribution paid	(523)	-	0.0%	(523)	-	0.0%
(-) Payment of provision for tax, civil and labor losses	(180)	(9)	1900.7%	(293)	(9)	3151.8%
(-) Interest lease liabilities paid	(3,750)	(4,021)	-6.7%	(6,878)	(7,796)	-11.8%
(-) Acquisition of property, plant, and equipment	(34,435)	(2,481)	1287.9%	(45,893)	(393)	11577.6%
(-) Additions of intangible assets	(19,716)	(9,107)	116.5%	(38,831)	(19,674)	97.4%
(-) Lease liabilities paid	(5,654)	(4,977)	13.6%	(12,344)	(8,605)	43.4%
Operating cash flow (OCF)	12,597	51,258	-75.4%	(65,277)	(52,139)	25.2%
OCF/Adjusted EBITDA	8.9%	76.1%	(67.1)	-21.6%	-24.4%	2.7

(1) Net (loss) profit less non-cash items less and changes in working capital. Note: n.m.: not meaningful

In 1Q22, operating cash flow totaled R$13 million in 1Q22, impacted by the early payment of royalties (R$20 million) to content providers. This compares with the R$51 million OCF registered in 1Q21, which was benefitted by the early receipt of accounts receivable amounting to R$52 million. Therefore, on a normalized basis, the OCF increased from nearly zero in 1Q21 to R$33 million in 1Q22. Likewise, the normalized OCF was a negative R$45 million in the 2022 cycle to date, up from a negative R$104 million in the same period of 2021. We observe that the operating cash flow generation is usually negative in the first half of the cycle, as we invest in the production of materials in preparation for the school year and we receive payment from costumers in arrears.

Financial leverage

Values in R$ '000	1Q22	4Q21	3Q21	2Q21	1Q21
Financial debt	817,516	831,226	812,016	505,951	687,203
Accounts payable from business combinations	570,660	532,313	73,713	65,201	62,973
Total debt	1,388,176	1,363,539	885,729	571,152	750,176
Cash and cash equivalents	449,673	309,893	377,862	335,098	415,093
Marketable securities	-	166,349	317,178	81,090	259,581
Net debt	938,503	887,297	190,689	154,964	75,502
Net debt/LTM adjusted EBITDA	3.67	4.87	1.13	0.76	0.30

(1) LTM adjusted EBITDA includes Eleva. Eleva’s LTM adjusted EBITDA prior to November 2021 may not reflect Vasta’s accounting standards.

Vasta ended the 1Q22 with a net debt position of R$939 million, mainly due to the incorporation of Eleva in late October, leading to a net debt/LTM adjusted EBITDA of 3.67x. By adding Eleva’s last-twelve-month EBITDA, this indicator stood at 3.28x.

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CONFERENCE CALL INFORMATION

Vasta will discuss its first quarter 2022 results on May 12, 2022, via a conference call at 5:00 p.m. Eastern Time. To access the call (ID: 5859784), please dial: +1 (833) 519-1336 or +1 (914) 800-3898. A live and archived webcast of the call will be available on the Investor Relations section of the Company’s website at https://ir.vastaplatform.com.

ABOUT VASTA

Vasta is a leading, high-growth education company in Brazil powered by technology, providing end-to-end educational and digital solutions that cater to all needs of private schools operating in the K-12 educational segment, ultimately benefiting all of Vasta’s stakeholders, including students, parents, educators, administrators and private school owners. Vasta’s mission is to help private K-12 schools to be better and more profitable, supporting their digital transformation. Vasta believes it is uniquely positioned to help schools in Brazil undergo the process of digital transformation and bring their education skill-set to the 21st century. Vasta promotes the unified use of technology in K-12 education with enhanced data and actionable insight for educators, increased collaboration among support staff and improvements in production, efficiency and quality. For more information, please visit ir.vastaplatform.com.

CONTACT

Investor Relations

ri@somoseducacao.com.br

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FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements that can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others. Forward-looking statements appear in a number of places in this press release and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to of various factors, including (i) general economic, financial, political, demographic and business conditions in Brazil, as well as any other countries we may serve in the future and their impact on our business; (ii) fluctuations in interest, inflation and exchange rates in Brazil and any other countries we may serve in the future; (iii) our ability to implement our business strategy and expand our portfolio of products and services; (iv) our ability to adapt to technological changes in the educational sector; (v) the availability of government authorizations on terms and conditions and within periods acceptable to us; (vi) our ability to continue attracting and retaining new partner schools and students; (vii) our ability to maintain the academic quality of our programs; (viii) the availability of qualified personnel and the ability to retain such personnel; (ix) changes in the financial condition of the students enrolling in our programs in general and in the competitive conditions in the education industry; (x) our capitalization and level of indebtedness; (xi) the interests of our controlling shareholder; (xii) changes in government regulations applicable to the education industry in Brazil; (xiii) government interventions in education industry programs, that affect the economic or tax regime, the collection of tuition fees or the regulatory framework applicable to educational institutions; (xiv) cancellations of contracts within the solutions we characterize as subscription arrangements or limitations on our ability to increase the rates we charge for the services we characterize as subscription arrangements; (xv) our ability to compete and conduct our business in the future; (xvi) our ability to anticipate changes in the business, changes in regulation or the materialization of existing and potential new risks; (xvii) the success of operating initiatives, including advertising and promotional efforts and new product, service and concept development by us and our competitors; (xviii) changes in consumer demands and preferences and technological advances, and our ability to innovate to respond to such changes; (xix) changes in labor, distribution and other operating costs; our compliance with, and changes to, government laws, regulations and tax matters that currently apply to us; (xx) the effectiveness of our risk management policies and procedures, including our internal control over financial reporting; (xxi) health crises, including due to pandemics such as the COVID-19 pandemic and government measures taken in response thereto; (xxii) other factors that may affect our financial condition, liquidity and results of operations; and (xxiii) other risk factors discussed under “Risk Factors.” Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

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NON-GAAP FINANCIAL MEASURES

This press release presents our EBITDA, Adjusted EBITDA and Adjusted net (loss) profit and Operating cash flow (OCF), which is information provided for the convenience of investors. EBITDA and Adjusted EBITDA are among the key performance indicators used by us to measure financial operating performance. Our management believes that these Non-GAAP financial measures provide useful information to investors and shareholders. We also use these measures internally to establish budgets and operational goals to manage and monitor our business, evaluate our underlying historical performance and business strategies and to report our results to the board of directors.

We calculate EBITDA as net (loss) profit for the period/year plus income taxes and social contribution plus/minus net finance result plus depreciation and amortization. The EBITDA measure provides useful information to assess our operational performance.

We calculate Adjusted EBITDA as EBITDA plus/minus: (a) income tax and social contribution; (b) net finance result; (c) depreciation and amortization; (d) share-based compensation expenses, mainly due to the grant of additional shares to Somos’ employees in connection with the change of control of Somos to Cogna (for further information refer to note 23 to the audited consolidated financial statements); (e) provision for risks of tax, civil and labor losses regarding penalties, related to income tax positions taken by the Predecessor Somos – Anglo and Vasta in connection with a corporate reorganization carried out by the Predecessor Somos – Anglo; (f) Bonus IPO, which refers to bonus paid to certain executives and employees based on restricted share units; and (g) expenses with contractual termination of employees due to organizational restructuring. We understand that such adjustments are relevant and should be considered when calculating our Adjusted EBITDA, which is a practical measure to assess our operational performance that allows us to compare it with other companies that operates in the same segment.

We calculate Adjusted net (loss) profit as the (loss) profit for the period/year as presented in Statement of Profit or Loss and Other Comprehensive Income adjusted by the same Adjusted EBITDA items, however, added by (a) Amortization of intangible assets from Business Combination and (b) Tax shield of 34% generated by the aforementioned adjustments.

We calculate Operating cash flow (OCF) as the cash from operating activities as presented in the Statement of Cash Flows less (a) income tax and social contribution paid; (b) tax, civil and labor proceedings paid; (c) interest lease liabilities paid; (d) acquisition of property, plant and equipment; (e) additions to intangible assets; and (f) lease liabilities paid.

We understand that, although Adjusted net (loss) profit, EBITDA, Adjusted EBITDA and Operating cash flow (OCF) are used by investors and securities analysts in their evaluation of companies, these measures have limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our results of operations as reported under IFRS. Additionally, our calculations of Adjusted net (loss) profit, Adjusted EBITDA and Operating cash flow (OCF) may be different from the calculation used by other companies, including our competitors in the education services industry, and therefore, our measures may not be comparable to those of other companies.

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REVENUE RECOGNITION AND SEASONALITY

Our main deliveries of printed and digital materials to our customers occur in the last quarter of each year (typically in November and December), and in the first quarter of each subsequent year (typically in February and March), and revenue is recognized when the customers obtain control over the materials. In addition, the printed and digital materials we provide in the fourth quarter are used by our customers in the following school year and, therefore, our fourth quarter results reflect the growth in the number of our students from one school year to the next, leading to higher revenue in general in our fourth quarter compared with the preceding quarters in each year. Consequently, in aggregate, the seasonality of our revenues generally produces higher revenues in the first and fourth quarters of our fiscal year. Thus, the numbers for the second quarter and third quarter are usually less relevant. In addition, we generally bill our customers during the first half of each school year (which starts in January), which generally results in a higher cash position in the first half of each year compared to the second half.

A significant part of our expenses is also seasonal. Due to the nature of our business cycle, we need significant working capital, typically in September or October of each year, to cover costs related to production and inventory accumulation, selling and marketing expenses, and delivery of our teaching materials at the end of each year in preparation for the beginning of each school year. As a result, these operating expenses are generally incurred between September and December of each year.

Purchases through our Livro Fácil e-commerce platform are also very intense during the back-to-school period, between November, when school enrollment takes place and families plan to anticipate the purchase of products and services, and February of the following year, when classes are about to start. Thus, e-commerce revenue is mainly concentrated in the first and fourth quarters of the year.

KEY BUSINESS METRICS

ACV Bookings is a non-accounting managerial metric and represents our partner schools’ commitment to pay for our solutions offerings. We believe it is a meaningful indicator of demand for our solutions. We consider ACV Bookings is a helpful metric because it is designed to show amounts that we expect to be recognized as revenue from subscription services for the 12-month period between October 1 of one fiscal year through September 30 of the following fiscal year. We define ACV Bookings as the revenue we would expect to recognize from a partner school in each school year, based on the number of students who have contracted our services, or “enrolled students,” that will access our content at such partner school in such school year. We calculate ACV Bookings by multiplying the number of enrolled students at each school with the average ticket per student per year; the related number of enrolled students and average ticket per student per year are each calculated in accordance with the terms of each contract with the related school. Although our contracts with our schools are typically for 4-year terms, we record one year of revenue under such contracts as ACV Bookings. ACV Bookings are calculated based on the sum of actual contracts signed during the sales period and assumes the historical rates of returned goods from customers for the preceding 24-month period. Since the actual rates of returned goods from sales during the period may be different from the historical average rates and the actual volume of merchandise ordered by our customers may be different from the contracted amount, the actual revenue recognized during each period of a sales cycle may be different from the ACV Bookings for the respective sales cycle. Our reported ACV Bookings are subject to risks associated with, among other things, economic conditions and the markets in which we operate, including risks that our contracts may be canceled or adjusted (including as a result of the COVID-19 pandemic).

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FINANCIAL STATEMENTS

Consolidated Statements of Financial Position

Assets	March 31, 2022	December 31, 2021

Current assets
Cash and cash equivalents	145,998	309,893
Marketable securities	303,675	166,349
Trade receivables	576,388	505,514
Inventories	208,744	242,363
Taxes recoverable	27,040	24,564
Income tax and social contribution recoverable	9,689	8,771
Prepayments	57,335	40,069
Other receivables	982	2,105
Related parties – other receivables	1,126	501
Total current assets	1,330,977	1,300,129

Non-current assets
Judicial deposits and escrow accounts	177,579	178,824
Deferred income tax and social contribution	129,453	130,405
Property, plant and equipment	222,265	185,682
Intangible assets and goodwill	5,542,991	5,538,367
Total non-current assets	6,072,288	6,033,278

Total Assets	7,403,265	7,333,407

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Consolidated Statements of Financial Position (continued)

Liabilities	March 31, 2022	December 31, 2021

Current liabilities
Bonds and financing	267,568	281,491
Lease liabilities	27,915	26,636
Suppliers	261,219	264,787
Income tax and social contribution payable	16,644	16,666
Salaries and social contributions	75,952	62,829
Contractual obligations and deferred income	44,812	42,179
Accounts payable for business combination	59,296	20,502
Other liabilities	25,350	20,033
Other liabilities - related parties	30,393	39,271
Total current liabilities	809,149	774,394

Non-current liabilities
Bonds and financing	549,948	549,735
Lease liabilities	139,640	133,906
Accounts payable for business combination	511,364	511,811
Provision for tax, civil and labor losses	652,015	646,850
Contract liabilities and deferred income	4,544	3,986
Other liabilities	47,080	47,516
Total non-current liabilities	1,904,591	1,893,804

Shareholder’s Equity
Share capital	4,820,815	4,820,815
Capital reserve	65,614	61,488
Treasury shares	(23,880)	(23,880)
Accumulated losses	(173,024)	(193,214)
Total Shareholder's Equity	4,689,525	4,665,209

Total Liabilities and Shareholder's Equity	7,403,265	7,333,407

12

Consolidated Income Statement

	Jan 01, to Mar 31, 2022	Jan 01, to Mar 31, 2021

Net revenue from sales and services	380,581	280,832
Sales	374,734	274,884
Services	5,847	5,948

Cost of goods sold and services	(129,237)	(113,982)

Gross profit	251,344	166,850
	-34%	-41%
Operating income (expenses)
General and administrative expenses	(126,088)	(109,876)
Commercial expenses	(47,933)	(49,509)
Other operating income, net	933	2,467
Impairment losses on trade receivables	(8,896)	(2,609)

Profit (Loss) before finance result and taxes	69,360	7,323

Finance result
Finance income	15,269	5,463
Finance costs	(57,963)	(19,715)

Profit (Loss) before income tax and social contribution	26,666	(6,929)

Income tax and social contribution	(6,476)	1,412

Profit (Loss) for the period	20,190	(5,517)

Profit (Loss) per share
Basic	0.242	(0.066)
Diluted	0.239	(0.065)

13

Consolidated Statement of Cash Flows

	For the three months ended March 31
	2022	2021

CASH FLOWS FROM OPERATING ACTIVITIES
Profit (Loss) before income tax and social contribution	26,666	(6,929)
Adjustments for:
Depreciation and amortization	64,287	48,585
Impairment losses on trade receivables	8,896	2,609
Reversal of provision for tax, civil and labor losses	(6,109)	(740)
Interest on provision for tax, civil and labor losses	11,454	5,630
Provision for obsolete inventories	6,780	4,838
Interest on bonds and financing	23,974	6,077
Contractual obligations and right to returned goods	(10,732)	(6,220)
Imputed interest on suppliers	-	1,452
Interest on accounts payable for business combination	13,694	167
Share-based payment expense	4,126	5,271
Interest on lease liabilities	3,596	4,022
Interest on marketable securities incurred	(11,459)	(3,298)
Disposal of right of use assets and lease liabilities	(1,284)	14

Changes in
Trade receivables	(79,574)	3,133
Inventories	26,787	4,564
Prepayments	(17,266)	1,588
Taxes recoverable	(2,434)	(184)
Judicial deposits and escrow accounts	1,245	644
Other receivables	1,123	-
Suppliers	(3,568)	(16,804)
Salaries and social charges	13,153	(6)
Tax payable	(5,852)	(2,000)
Contract liabilities and deferred income	13,976	(3,128)
Other receivables and liabilities from related parties	(9,504)	20,281
Other liabilities	4,880	2,287
Cash from operating activities	76,855	71,853

Income tax and social contribution paid	(523)	-
Interest lease liabilities paid	(3,750)	(4,021)
Payment of interest on bonds and financing	(37,640)	(12,215)
Payment of provision for tax, civil and labor losses	(180)	(9)
Net cash generated by operating activities	34,762	55,608

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of property, plant, and equipment	(34,435)	(2,481)
Additions of intangible assets	(19,716)	(9,107)
Acquisition of subsidiaries net of cash acquired	(8,475)	(36,663)
Proceeds from (purchase of) investment in marketable securities	(125,866)	234,819
Net cash (applied in) from investing activities	(188,492)	186,568

CASH FLOWS FROM FINANCING ACTIVITIES
Payments of loans from related parties	-	(20,884)
Lease liabilities paid	(5,654)	(4,977)
Payments of bonds and financing	-	(100,000)
Payments of accounts payable for business combination	(4,511)	(12,378)
Net cash applied in financing activities	(10,165)	(138,239)

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(163,895)	103,937
Cash and cash equivalents at beginning of period	309,893	311,156
Cash and cash equivalents at end of period	145,998	415,093

14